Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following Supplemental Data and Information Letter was posted by Comcast on its website:

REDACTED – FOR PUBLIC INSPECTION

June 27, 2014

VIA HAND DELIVERY AND ELECTRONIC FILING

Marlene H. Dortch
Secretary
Federal Communications Commission
445 12th Street, S.W.
Washington, DC  20554

Re:	In the Matter of Applications of Comcast Corp. and Time Warner Cable Inc. for Consent to Transfer Control of Licenses and Authorizations, MB Docket No. 14-57

Dear Ms. Dortch:

On June 24, 2014, Comcast Corporation (“Comcast”), Time Warner Cable Inc. (“TWC”), and Charter Communications, Inc. (“Charter”) (collectively, the “parties”) submitted a letter in the above-captioned proceeding to provide additional data and information to the Commission about Comcast, Charter, SpinCo, and Bright House Networks (“BHN”) following the Comcast-TWC Transaction and the “Divestiture Transactions” between Comcast and Charter.1  At the request of Commission staff, below the parties provide additional detail on two of the issues addressed in the June 24 Letter:  (1) subscriber and homes passed data; and (2) broadband share data.  We also provide updated calculations of Comcast’s broadband shares based on the most recent Internet Access Services Report that was released earlier this week by the Commission.

1.	Subscriber and Homes Passed Data

In the June 24 Letter, the parties provided data detailing video, broadband, and voice customers, as well as total homes passed.  Comcast’s and SpinCo’s customer numbers included

1 Letter from Kathryn A. Zachem, Comcast, et al., to Marlene H. Dortch, FCC, MB Docket No. 14-57 (June 24, 2014) (“June 24 Letter”).

REDACTED – FOR PUBLIC INSPECTION
Ms. Marlene H. Dortch
June 27, 2014

in that letter combined residential and commercial totals, because that is how Comcast has always publicly reported those numbers to the SEC and elsewhere, whereas the customer totals for TWC, Charter, and BHN were residential-only.  At the request of Commission staff, the parties provide in each chart below additional detail that breaks out the number of residential and commercial customers and homes passed for all parties.2

COMCAST AND TWC
	Comcast Current		TWC Current		Post-TWC Transaction (i.e., Comcast + TWC without divestitures)		Post-Divestiture Transactions
	Residential	Commercial	Residential	Commercial	Residential	Commercial	Residential	Commercial
Video Customers	21.8 million	0.8 million	11.1 million	0.2 million	32.9 million	1.0 million	29.1 million	0.9 million
Fixed Broadband Customers	19.7 million	1.4 million	11.4 million	0.5 million	31.1 million	1.9 million	27.9 million	1.7 million
Voice Customers	10.0 million	0.8 million	5.0 million	0.3 million	15.0 million	1.1 million	13.4 million	1.0 million
Homes Passed3	[[ ]] million	[[ ]] million	[[ ]] million	[[ ]] million4	[[ ]] million	[[ ]] million	[[ ]] million	[[ ]] million

2 All data in this letter regarding Comcast, SpinCo, Charter, and BHN are as of March 31, 2014. All data in this letter regarding TWC are as of April 17, 2014. Also, the methodologies the parties used for breaking out residential vs. commercial homes passed are unique to each company and may reflect different assumptions, subjective field assessments, and the like, but on the whole present a responsive snapshot for the Commission.

3 Comcast does not utilize a centralized or standardized methodology for determining residential or commercial “homes” passed. Rather, each market maintains its own database that contains each address in the market, and the market then assigns codes to each address designating it as a residence, apartment building, hotel, commercial property, etc. In addition, the number of “homes passed” in the above chart does not necessarily reflect all of the buildings (residential and commercial) in each of Comcast’s service areas; it reflects the number of buildings that are serviceable from Comcast’s existing plant. More specifically, the commercial “homes” passed figure only tracks commercial units that Comcast actually passes in its footprint, not the total number of commercial units in Comcast’s footprint (many of which Comcast does not pass today). There thus could be a discrepancy between the “homes passed” figure in the above chart and the total number of buildings in the service footprint, and that difference is likely to be far more significant on the commercial side than the residential side.

4 TWC’s residential homes passed figure estimates “dwellings,” so it could include some home businesses. TWC does not separately track “commercial passings.” Rather, it uses a variety of data, including Dun & Bradstreet and USPS information, as well as its own historical billing data, to estimate the number of “serviceable businesses” in its footprint.

REDACTED – FOR PUBLIC INSPECTION
Ms. Marlene H. Dortch
June 27, 2014

CHARTER5
	Current		Post-Divestiture Transactions
	Residential	Commercial	Residential	Commercial
Video Customers	4.2 million	0.2 million	5.6 million	0.1 million
Fixed Broadband Customers	4.5 million	0.3 million	5.5 million	0.3 million
Voice Customers	2.3 million	0.2 million	2.8 million	0.2 million
Homes Passed	[[ ]] million	[[ ]] million	[[ ]] million	[[ ]] million

SPINCO
Post-Divestiture Transactions
	Residential	Commercial
Video Customers	2.4 million	0.1 million
Fixed Broadband Customers	2.1 million	0.2 million
Voice Customers	1.1 million	0.1 million
Homes Passed	[[ ]] million	[[ ]] million

5 Current Charter customers and homes passed are based on Charter’s reporting methodology; the gains from TWC as a result of the Divestiture Transactions are based on TWC’s reporting methodology, where there are small definitional differences, including for commercial video customers. Charter’s reporting methodology for commercial video customers is calculated on an equivalent bulk unit (“EBU”) basis. EBUs are calculated by dividing the bulk price charged to accounts in an area by the published rate charged to non-bulk residential customers in that market for the comparable tier of service. Charter’s homes passed figures are estimated based on residential billing records and third-party estimates of businesses located within a specified radius of its plant. For purposes of calculating the post-Divestiture Transactions totals, the breakout between Charter’s divested and retained homes passed was based on billing records for residential, while commercial passings were split pro rata based on commercial customers.

REDACTED – FOR PUBLIC INSPECTION
Ms. Marlene H. Dortch
June 27, 2014

As the parties previously explained, neither the pro forma transfer of TWC’s indirect legal interest in BHN from TWC to Comcast nor the provision of certain services by Comcast to BHN post-transaction should give rise to the inclusion of BHN’s customers when considering Comcast’s post-transaction share in any relevant market.6  The parties nonetheless provided data regarding BHN’s residential customers and total homes passed.  The chart below provides more detailed information that identifies BHN’s residential and commercial customers and homes passed.

BRIGHT HOUSE NETWORKS POST-DIVESTITURE TRANSACTIONS
	Residential	Commercial
Video Customers	2.1 million	35,000
Fixed Broadband Customers	1.9 million	109,000
Voice Customers	1.1 million	67,000
Homes Passed	[[ ]] million	[[ ]]

6  June 24 Letter at 9-12.

REDACTED – FOR PUBLIC INSPECTION
Ms. Marlene H. Dortch
June 27, 2014

2.	Broadband Share Data

On June 25, 2014, the Commission released its latest Internet Access Services Report,7 which provides total national broadband data as of June 2013.  In prior filings, Comcast has presented broadband share calculations prepared by Dr. Mark Israel and his team at Compass Lexecon, which were necessarily based on FCC data as of December 2012.8  In the table below, Dr. Israel and Compass Lexecon have updated each of the broadband share calculations using this new June 2013 data (and based on the corresponding Form 477 data as of June 2013 from Comcast, TWC, and Charter, as applicable).  For ease of reference, the data as of December 2012 and June 2013 are presented in full below.

Comcast’s National Broadband Shares for at Least 3 Mbps/768 Kbps
	Comcast alone		Post-TWC Transaction (before any subscriber divestitures)		Post-TWC Transaction (assuming 3 million subscriber divestitures)9		Post-Divestiture Transactions (including 3.9 million subscriber divestitures)10
Timeframe	Fixed Broadband Only	Fixed and Mobile Broadband	Fixed Broadband Only	Fixed and Mobile Broadband	Fixed Broadband Only	Fixed and Mobile Broadband	Fixed Broadband Only	Fixed and Mobile Broadband
As of December 2012	[[ ]]%	[[ ]]%	42.7%	21.5%	39.5%	19.9%	37.1%	18.6%
As of June 2013	[[ ]]%	[[ ]]%	40.7%	17.5%	37.7%	16.2%	35.5%	15.3%
Sources:  FCC Form 477 data (December 2012 & June 2013); FCC IAS Report (December 2013) (reporting data from December 2012); FCC IAS Report (June 2014) (reporting data from June 2013).

7 Indus. Analysis & Tech. Div., Wireline Competition Bureau, FCC, Internet Access Services: Status as of June 30, 2013 (June 2014), available at http://transition.fcc.gov/Daily_Releases/Daily_Business/2014/db0625/DOC-327829A1.pdf.

8 See Applications and Public Interest Statement of Comcast Corp. and Time Warner Cable Inc., MB Docket No. 14-57 (Apr. 8, 2014), Exhibit 6, Declaration of Dr. Mark A. Israel, Table 1 (“Israel Decl.”); June 24 Letter at 6.

9 This calculation (as of December 2012) is the calculation presented by Dr. Israel in his April 8, 2014 declaration. Israel Decl. at 32 & Table 1. As noted therein, the assumed divestitures of three million TWC subscribers are reduced to below three million in proportion to the percentage of TWC subscribers at or above speeds of 3 Mbps/downstream and 768 Kbps/upstream across TWC’s footprint. See id., Table 1, Notes. This same methodology is applied to the calculation as of June 2013.

10 This calculation (as of December 2012) is the calculation presented in the parties’ June 24 Letter. See June 24 Letter at 6. The 3.9 million net subscriber divestitures are reduced to below 3.9 million in proportion to the percentage of each applicable party’s subscribers at or above speeds of 3 Mbps/downstream and 768 Kbps/upstream in each relevant geographic area. This same methodology is applied to the calculation as of June 2013.

REDACTED – FOR PUBLIC INSPECTION
Ms. Marlene H. Dortch
June 27, 2014

Kindly direct any questions regarding this data to the undersigned.11

Respectfully submitted,

/s/ Kathryn A. Zachem Senior Vice President, Regulatory and State Legislative Affairs Comcast Corporation	/s/ Catherine Bohigian Executive Vice President, Government Affairs Charter Communications, Inc.	/s/ Steven Teplitz Senior Vice President, Government Relations Time Warner Cable Inc.

11 As Applicants in the proceedings in the above-captioned docket, the parties are providing the data and information above in the form of this joint letter for the sake of efficiency. Data and information specific to a party is sourced from the relevant party.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on May 23, 2014, Comcast filed with the SEC an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on

Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.